Healthcare Triangle, Inc.

7901 Stoneridge Drive, Suite 220

Pleasanton, CA 94588

May 13, 2025

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attention:  Aliya Ishmukhamedova / Matthew Crispino

Re:	Healthcare Triangle, Inc.

Registration Statement on Form S-1, as amended

File No. 333-286331

Ladies and Gentlemen:

Reference is made to our letter, filed as correspondence via EDGAR on May 13, 2025, in which we requested the acceleration of the effective date of the above-referenced Registration Statement for Thursday, May 15, 2025, at 9:00 a.m., Eastern Time, in accordance with Rule 461 under the Securities Act of 1933, as amended. We are no longer requesting that such Registration Statement be declared effective at this time and we hereby formally withdraw our request for acceleration of the effective date.

Very Truly Yours,

By:	/s/ David Ayanoglou
Name:	David Ayanoglou
Title:	Chief Financial Officer

cc: Jeffrey P. Wofford, Esq., Sichenzia Ross Ference Carmel LLP